SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

PETROBRAS ANNOUNCES THIRD QUARTER OF 2003 RESULTS
(Rio de Janeiro – November 25, 2003) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. Dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 5,665 million for the nine month period ended September 30, 2003 (an increase of 153% in relation to the same period of 2002) and consolidated net operating revenues of U.S.$ 22,648 million.

  Consolidated sales of products and services totaled U.S.$ 31,300 million for the nine-month period ended September 30, 2003, a 26.8% increase from U.S.$ 24,693 million for the nine-month period ended September 30, 2002. Net operating revenues totaled U.S.$ 22,648 million for the nine-month period ended September 30, 2003, a 35.8% increase from net operating revenues of U.S.$ 16,682 million for the nine-month period ended September 30, 2002. The increases in consolidated sales of products and services and net operating revenues were primarily attributable to our ability to increase the prices for certain oil products in the Brazilian market to achieve greater parity with the increased prices of such oil products in the international markets

  Consolidated sales of products and services totaled U.S.$ 11,314 million for the third quarter of 2003, a 34.9% increase from U.S.$ 8,388 million for the third quarter of 2002. Net operating revenues totaled U.S.$ 8,218 million for the third quarter of 2003, a 38.4% increase from net.operating revenues of U.S.$ 5,939 million for the third quarter of 2002.

  Consolidated net income totaled U.S.$ 2,238 million for the nine-month period ended September 30, 2002, as compared to consolidated net income of U.S. $ 5,665 million for the nine-month period ended September 30, 2003. This increase was primarily due to the 35.8% increase in net operating revenues and, to a lesser extent, the cumulative effect of a change in accounting principles adopted in the first quarter of 2003 relating to future liabilities for site restoration costs, which generated a gain of U.S.$ 697 million, net of taxes.

  Consolidated net income increased to U.S.$ 1,897 million in the third quarter of 2003 from U.S.$ 752 million in the third quarter of 2002, primarily due to the increase in net operating revenues.

  Earnings per share for the nine-month period ended September 30, 2003 increased to U.S.$ 5.17 per share, as compared to earnings per share of U.S.$ 2.06 for the nine-month period ended September 30, 2002.

  Net debt at September 30, 2003 increased 9.0% when compared to December 31, 2002, primarily due to the inclusion of U.S.$ 1,801 million of PEPSA’s net debt in our consolidated balance sheets and the issuance of U.S.$ 1,900 million in long-term debt in the international capital markets in the nine-month period ended September 30, 2003.

  Our domestic production of crude oil and natural gas liquids (NGL) reached an average of 1,549 thousand barrels of oil equivalent per day in the nine-month period ended September 30, 2003, a 2.2% increase from an average of 1,515 thousand barrels of oil equivalent per day in the nine-month period ended September 30, 2002.

  On November 13, 2003, our Board of Directors approved the distribution of remuneration to shareholders in the form of interest on capital amounting to U.S.$ 1,125 million (U.S.$ 1.03 per share). This remuneration will be payable by February 13, 2004 and will be deducted from the dividend calculated on adjusted net income for the 2003 fiscal year. This distribution of interest on capital generated an income tax benefit of U.S.$ 357 million, as shareholder remunerations in the form of interest on capital are tax deductible under Brazilian law.

  Our consolidated financial statements as of September 30, 2003 include the financial statements of Petrobras Energia Participaciones S.A. - PEPSA (formerly known as Pérez Companc S.A. (PECOM)) and Petrolera Entre Lomas – PELSA (formerly known as Petrolera Pérez Companc S.A.) as of May 13, 2003, the date on which Argentina’s antitrust regulatory agency, the Comisión Nacional de Defensa de la Competencia (the National Agency for Defense of Competition, or CNDC) approved our acquisition of 58.62% of the shares of PEPSA and 39.67% of the shares of PELSA.

Because the statements of income of PEPSA and PELSA for the period from May 13, 2003 to May 31, 2003 are not available we have consolidated the statements of income of PEPSA and PELSA as of June 1, 2003.

We believe that the inclusion of the statements of income of PEPSA and PELSA for the period from May 13, 2003 to May 31, 2003 would not have materially affected our net income for the nine-month period ended September 30, 2003.

COMMENTS FROM THE CEO , MR. JOSÉ EDUARDO DE BARROS DUTRA

This year we are commemorating our 50th anniversary as a company, and we have more than enough reasons to celebrate this event. We have completed a half-century of existence as the 15th largest oil company in the world, the largest company in Brazil, and a leader in Latin America.

We are, for the second consecutive year (2001 and 2002), one of ten finalists for a prestigious financial transparency award, in which we are evaluated against the 500 largest and best private companies in Brazil and the 50 largest state-owned Brazilian companies.

Our total capital expenditures increased to U.S.$ 4.1 billion, in the nine-month period ended September 30, 2003 and were directed mainly towards crude oil and natural gas exploration and production. As a result, not only did production increase, but we also made important oil discoveries including important discoveries in the state of Espírito Santo. On a consolidated basis, in the last 12 months, our discoveries in Brazil totaled nearly 4 billion barrels of crude oil and 419 billion cubic meters of natural gas, representing 6.6 billion barrels of potentially recoverable oil equivalents.

Our positive evaluation by the capital markets was evidenced by the successful issue of U.S.$ 750 million of bonds in the international capital markets in the third quarter of 2003. The strong interest shown by international investors resulted in issues being subscribed in record time, with demand substantially higher than the offer amount.

We have also signed contracts securing U.S.$ 1 billion of financing to implement the Malhas Project. This project involves the extension of gas pipelines into southeastern and northeastern Brazil and will expand the transport capacity of natural gas by 9 million cubic meters per day to the Northeast, and by 13 million cubic meters per day to the Southeast.

We are an energy company with an international presence that seeks profitability in our businesses, and our activities are strongly associated with environmental and social responsibility, making it particularly significant for us to be awarded the Brazilian Social Balance Prize – “Prêmio Balanço Social” – in the category of National Outstanding Company for the year 2002.

Our important contribution to the country, measured by taxes and duties paid, already exceeds U.S.$ 12 billion in the first nine months of the year.

With this positive landscape as a backdrop, we have reached our 50th year with renewed energy and embrace the challenge of continuing to grow over the next 50 years.

FINANCIAL DATA

Financial Highlights

				U.S. $ million (except earnings per share or unless otherwise noted)
				For the nine-month period ended September 30,
2Q-2003	3Q-2003	3Q-2002	Income statement data	2003	2002
10,408	11,314	8,388	Sales of products and services	31,300	24,693
7,387	8,218	5,939	Net operating revenues	22,648	16,682
160	(199)	(733)	Financial income (expense), net	117	(1,122)
1,459	1,897	752	Net income	5,665	2,238
			Basic and diluted earnings per common and
			preferred share
1.33	1.73	0.69	Before effect of change in accounting principle	4.53	2.06
1.33	1.73	0.69	After effect of change in accounting principle	5.17	2.06

			Other data
47.5	50.3	55.0	Gross margin (%) (1)	51.2	51.3
19.8	23.1	12.7	Net margin (%) (2)	25.0	13.4
46	43	52	Net debt/(Net debt + Stockholders’ equity) (%)(3)	43	52
66	67	70	Debt to equity ratio (%)(4)	67	70

			Financial and Economic Indicators
26.03	28.41	26.95	Brent crude (US$/bbl)	28.65	24.38
			Average Commercial Selling Rate for U.S. Dollars
2.9814	2.9324	3.1233	(R$/U.S.$)	3.1334	2.6712
			Period-end Commercial Selling Rate for U.S.
2.8720	2.9234	3.8949	Dollars (R$/U.S.$)	2.9234	3.8949
(1)	Gross margin is calculated as net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin is calculated as net income divided by net operating revenues.
(3)	Net debt includes short-term debt, long-term debt, capital lease obligations and project financings, less cash and cash equivalents and Junior Notes in the amount of U.S.$ 298 million.
(4)	Debt to equity ratio is calculated as current liabilities plus long-term liabilities divided by the sum of total liabilities and total stockholders’ equity.

	U.S. $ million
Balance sheet data	09.30.2003	12.31.2002	Percent Change (9.30.2003 versus 12.31.2002)	09.30.2002
Total assets	48,360	32,018	51.0	28,787
Total debt (1)	19,659	14,680	33.9	13,311
Current	3,284	1,986	65.4	2,114
Long-term	16,375	12,694	29.0	11,197
Net debt(2)	12,237	11,229	9.0	9,549
Stockholders’ equity (3)	16,077	9,301	72.9	8,708
Total capitalization (3) (4)	35,736	23,981	49.0	22,019
(1)	Total debt includes short-term debt, long-term debt, capital lease obligations and project financings.
(2)	Net debt includes short-term debt, long-term debt, capital lease obligations and project financings, less cash and cash equivalents and Junior Notes in the amount of U.S.$ 298 million.
(3)

Stockholders’ equity includes unrecognized losses in the amount of U.S.$ 1,645 million at September 30, 2003, U.S.$ 1,361 million for the fiscal year ended December 31, 2002 and U.S.$ 1,112 million at September 30, 2002, in each case related to “Amounts not recognized as net periodic pension cost”.

(4)	Total capitalization means stockholders’ equity plus total debt
OPERATING HIGHLIGHTS
				For the nine-month period ended September 30,
2Q-2003	3Q-2003	3Q-2002		2003	2002
			Average daily crude oil and gas production
1,775	1,727	1,560	Crude oil and NGLs (Mbpd) (1)	1,708	1,550
1,512	1,562	1,526	Brazil	1,549	1,515
263	165	34	International	159	35
2,226	2,046	1,638	Natural gas (Mmcfpd) (2)	1,992	1,668
1,452	1,524	1,494	Brazil	1,488	1,542
774	522	144	International	504	126
			Crude oil and NGL average sales price (U.S. dollars per bbl)
25.21	26.16	25.40	Brazil	27.09	22.13
23.39	22.19	25.65	International	23.77	22.81
			Natural gas average sales price (U.S. dollars per Mcf)
1.81	1.87	1.10	Brazil	1.75	1.28
1.03	1.07	1.17	International	1.31	1.27
			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas - Brazil
8.17	8.69	6.99	Including government take (3)	8.44	6.89
3.45	3.61	2.78	Excluding government take (3)	3.30	3.04
1.90	2.43	1.81	Crude oil and natural gas - International	2.36	1.92
			Refining costs (U.S. dollars per boe)
1.11	1.07	0.84	Brazil	1.05	0.95
1.10	1.12	0.87	International	1.09	0.95
			Refining and marketing operations (Mbpd)
2,085	2,085	2,022	Primary Processed Installed Capacity	2,085	2,022
			Brazil
1,956	1,956	1,931	Installed capacity	1,956	1,931
1,605	1,674	1,650	Primary throughput	1,651	1,645
82%	84%	85%	Utilization	83%	84%
			International
129	129	91	Installed capacity	129	91
115	96	59	Primary throughput	92	56
89%	75%	79%	Utilization	73%	68%
82	80	80	Domestic crude oil as % of total feedstock processed	81	80
			Imports (Mbpd)
269	360	364	Crude oil imports	322	335
127	125	225	Oil product imports	121	213
95	91	56	Import of gas, alcohol and others	86	62
			Exports (Mbpd)
203	242	273	Crude oil exports	223	240
231	214	218	Oil product exports	224	214
57	120	154	Net imports	82	156
			Sales Volume (thousand bpd)
1,478	1,542	1,615	Oil Products	1,500	1,600
27	39	41	Alcohol and Others	32	34
174	194	157	Natural Gas	172	148
1,679	1,775	1,813	Total	1,704	1,782
413	440	446	Distribution	427	456
(380)	(385)	(410)	Inter-company sales	(382)	(418)
1,712	1,830	1,849	Total domestic market	1,749	1,820
590	591	630	Exports	594	600
102	219	27	International sales	229	45
692	810	657	Total international market	823	645
2,404	2,640	2,506	Total	2,572	2,465
(1)	Includes production from shale oil reserves.
(2)	Does not include liquified natural gas. Includes reinjected gas.
(3)	Government take includes royalties, special government participation and rental of areas.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Domestic crude oil and natural gas production increased 2.2% to 1,549 thousand barrels per day for the nine-month period ended September 30, 2003, as compared to 1,515 thousand barrels per day for the nine-month period ended September 30, 2002, largely due to the start-up of new wells in the Marlim and Espadarte (ESPF) fields and installation of the production system in the Marlim Sul field. The start-up of FPSO Brazil in the Roncador field in December 2002, and the start-up of production in the Jubarte field in October 2002 and the Coral field in February 2003, also contributed to increased production in the nine-month period ended September 30, 2003.

International crude oil and NGL production increased to 159 thousand barrels per day for the nine-month period ended September 30, 2003, as compared to 35 thousand barrels per day for the nine-month period ended September 30, 2002, principally due to the inclusion of production from Petrolera Santa Fe, PELSA and PEPSA in Argentina, Ecuador and Venezuela into our production results, as well as increased production in Bolivia resulting from increased demand for natural gas in that country. Part of this increase was offset by the reduced production in mature fields in Angola, Colombia and the United States.

Lifting Costs

Our lifting costs in Brazil, excluding government take, increased 8.6% to U.S.$ 3.30 per barrel of oil equivalent in the nine-month period ended September 30, 2003, from U.S.$ 3.04 per barrel of oil equivalent in the nine-month period ended September 30, 2002. This increase was primarily due to higher expenses associated with technical services for maintenance activities on oil flow lines, equipment, and installations that support production, as well as increased transport expenses associated with the Marlim, Albacora, Enchova, Namorado, Garoupa, Corvina and Cherne fields.

Our lifting costs in Brazil, including government take, increased 22.5% to U.S.$ 8.44 per barrel of oil equivalent for the nine-month period ended September 30, 2003, from U.S.$ 6.89 per barrel of oil equivalent for the nine-month period ended September 30, 2002, due to the new special participation charge assessed to the greater volume of production from the Marlim Sul field, the inclusion of the Canto do Amaro and Roncador fields as fields subject to the special participation tax and to the increase in domestic reference prices for domestic crude oil.

Our international lifting costs increased 22.9% to U.S.$ 2.36 per barrel of oil equivalent for the nine-month period ended September 30, 2003, as compared to U.S.$ 1.92 per barrel of oil equivalent for the nine-month period ended September 30, 2002. This increase was primarily due to the incorporation of the higher unit lifting costs of Petrolera Santa Fe, PELSA and PEPSA, as well as the increased expenses in relation to the start of production of the San Antonio block in Bolivia. This increase was partially offset by the decrease in maintenance expenses at the Arauca field, and the reduced consumption of natural gas and diesel oil at the Upia field, both in Colombia.

Refining costs

Domestic unit refining costs increased 10.5% to U.S.$ 1.05 per barrel of oil equivalent for the nine-month period ended September 30, 2003, as compared to U.S.$ 0.95 per barrel of oil equivalent for the nine-month period ended September 30, 2002, principally due to the higher costs of chemical products and catalyzers.

International unit refining costs increased 14.7% to U.S.$ 1.09 per barrel of oil equivalent for the nine-month period ended September 30, 2003, as compared to U.S.$ 0.95 per barrel of oil equivalent for the nine-month period ended September 30, 2002. This increase was primarily due to the incorporation of the higher refining unit costs of PELSA and PEPSA in Argentina, as well as increased expenses related to maintenance and operation expenses of EG3, our Argentine subsidiary that focuses on downstream distribution.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations for the nine-month period ended September 30, 2003 compared to the nine-month period ended September 30, 2002

The comparison between our results of operations for the nine-month period ended September 30, 2003 and the nine-month period ended September 30, 2002, has been significantly affected by the 17.3% rise in the average Real/U.S. dollar exchange rate in the nine-month period ended September 30, 2003 as compared to the average Real/U.S. dollar exchange rate in the nine-month period ended September 30, 2002. For ease, we refer to this change in the average exchange rate as the “17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002.”

Revenues

Net operating revenues increased 35.8% to U.S.$ 22,648 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 16,682 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to our ability to increase prices of certain oil products in the Brazilian market to achieve greater parity with the increased prices of such oil products in the international markets (the average price of Brent crude oil, an international benchmark oil, increased 17.5% from U.S. $ 24.38 during the nine-month period ended September 30, 2002 to U.S. $ 28.65 during the nine-month period ended September 30, 2003). The increase in net operating revenues was also attributable, to a lesser extent, to an increase in sales volume outside Brazil (international sales), which includes sales conducted by PEPSA and PELSA. These increases were partially offset by a 3.9% decrease in sales volume in the domestic market, primarily due to a decrease in Brazilian consumer demand.

Consolidated sales of products and services increased 26.8% to U.S.$ 31,300 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 24,693 million for the nine-month period ended September 30, 2002, primarily as a result of the increase in the price of certain oil products in the international markets and the increase in sales volume outside Brazil (international sales).

Included in sales of products and services are the following amounts which we collected on behalf of the Brazilian federal or state governments:

  Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 19.8% to U.S.$ 4,655 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 3,887 million for the nine-month period ended September 30, 2002, primarily due to the increase in sales of products and services; and

  CIDE, the per-transaction tax due to the federal government, which decreased 3.1% to U.S.$ 3,997 million for the nine-month period ended September 30, 2003, as compared to U. S.$ 4,124 million for the nine-month period ended September 30, 2002. This decrease was primarily attributable to the 17.3% decrease in the value of the Real against the U.S. dollar and a 3.9% decrease in domestic sales volume for the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002. This decrease was partially offset by an increase in the CIDE rate charged on certain oil products.

Cost of sales

Cost of sales for the nine-month period ended September 30, 2003 increased 36.0% to U.S.$ 11,058 million, as compared to U.S.$ 8,131 million for the nine-month period ended September 30, 2002. This increase was principally a result of:

  a U.S.$ 635 million increase in the cost of imports primarily attributable to the increase of crude oil and oil product prices in the international markets;

  a U.S.$ 240 million, increase in costs associated with the consolidation of PEPSA and PELSA;

  a net increase in cost of sales outside Brazil of approximately U.S.$ 126 million, attributable to an increase in our sales volume in the international markets; and

  an increase in taxes and charges imposed by the Brazilian government, which amounted to U.S.$ 2,201 million as compared to U.S.$ 1,411 million for the nine-month period ended September 30, 2002. These taxes and charges included the special participation charge (an additional charge payable in the event of high production and/or profitability from our fields) which increased to U.S.$ 1,171 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 638 million for the nine-month period ended September 30, 2002, as a result of our increased production of crude oil during the nine-month period ended September 30, 2003.

These increases were partially offset by:

  a decrease of approximately U.S.$ 230 million in cost of sales related to the 3.9% reduction in our domestic sales volumes; and

  the effect on our cost of sales as expressed in U.S. dollars of the 17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization relating to exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses decreased 13.5% to U.S.$ 1,322 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 1,528 million for the nine-month period ended September 30, 2002. This decrease was primarily attributable to the 17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002, as well as to the inclusion in our financial statements of approximately U.S.$ 132 million of abandonment costs under the line item “exploration, including exploratory dry holes”. The decrease in depreciation, depletion and amortization, was partially offset by an increase of depreciation, depletion and amortization expenses of approximately U.S.$ 88 million, related to PEPSA and PELSA.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 3.3% to U.S. $ 311 million for the nine-month period ended September 30, 2003 as compared to U.S.$ 301 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to the increase of approximately U.S.$ 35 million in dry holes expenses and U.S.$ 24 million in abandonment costs in the nine-month period ended September 30, 2003. These costs and expenses had been recorded under the line item “depreciation, depletion and amortization” in 2002. The increase in exploration costs, including exploratory dry holes, was partially offset by the effect of the 17.3% decrease in the value of the Real against the U.S. dollar for the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 3.3% to U.S.$ 1,422 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 1,376 million for the nine-month period ended September 30, 2002.

  Selling expenses decreased 10.1% to U.S.$ 715 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 795 million for the nine-month period ended September 30, 2002. This decrease was primarily attributable to the effect of the 17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002, and was partially offset by the increase of approximately U.S.$ 20 million in selling expenses recognized in connection with the consolidation of PEPSA and PELSA.

  General and administrative expenses increased 21.7% to U.S.$ 707 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 581 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to an increase of U.S.$ 68 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general and administrative activities, an increase of U.S.$ 29 million in expenses related to our profit sharing program, an increase of U.S.$ 36 million in expenses related to employee training, and an increase of U.S.$ 31 million in general and administrative expenses recognized in connection with the consolidation of PEPSA and PELSA. This increase in general and administrative expenses was partially offset by the effect of the 17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002.

Research and development expenses

Research and development expenses increased 33.0% to U.S.$ 137 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 103 million for the nine-month period ended September 30, 2002. This increase was primarily related to our additional investments in programs for environmental safety and deepwater and refining technologies of approximately U.S.$ 49 million, and was partially offset by the effect of the 17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to a gain of U.S.$ 103 million for the nine-month period ended September 30, 2003, as compared to a loss of U.S.$ 9 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to a gain of U.S.$ 46 million for the nine-month period ended September 30, 2003, as compared to a loss of U.S.$ 25 million for the nine-month period ended September 30, 2002 related to the financial results of our equity investments in Compañia Mega, an Argentine company that is engaged in natural gas activities, and was adversely affected by the devaluation of the Argentine Peso against the U.S. dollar in the nine-month period ended September 30, 2002. The increase in equity in results of non-consolidated companies was also attributable to a gain of U.S.$ 51 million during the nine-month period ended September 30, 2003 from our investments in natural gas distribution and petrochemical companies, as compared to a gain of U.S.$ 15 million for the nine-month period ended September 30, 2002.

Financial income

We derive financial income from several sources, including:

  interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold balances in U.S. dollar deposits;

  long-term government securities we acquired in connection with the privatization of our petrochemical assets; and

  Government receivables, primarily the Petroleum and Alcohol Account.

Financial income decreased 33.7% to U.S.$ 606 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 914 million for the nine-month period ended September 30, 2002. This decrease was primarily attributable to a reduction in financial interest income from short-term investments, which declined 74.1% to U.S.$ 180 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 695 million for the nine-month period ended September 30, 2002. The reduction in financial income was primarily attributable to the decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002. This decrease was partially offset by an increase of financial income of approximately U.S.$ 20 million recognized in connection with the consolidation of PEPSA and PELSA.

Financial expense

Financial expense increased 97.3% to U.S.$ 1,030 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 522 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to our additional debt and an increase of approximately U.S.$ 90 million in financial expenses recognized in connection with the consolidation of PEPSA and PELSA.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 541 million for the nine-month period ended September 30, 2003, as compared to a loss of U.S.$ 1,514 million for the nine-month period ended September 30, 2002. Approximately 90% of our indebtedness was denominated in foreign currencies during each of the nine-month periods ended September 30, 2003 and September 30, 2002. The increase in monetary and exchange variation on monetary assets and liabilities, net was primarily attributable to the effect of a 17.3% appreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2003, as compared to a 67.9% depreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2002.

Employee benefit expense

Employee benefit expense consists of financial costs relating to pension and other post-retirement benefits. Our employee benefit expense increased 13.3% to U.S.$ 391 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 345 million for the nine-month period ended September 30, 2002. This rise in costs was attributable to an increase of U.S.$ 98 million from the annual actuarial calculation of the pension plan liability. The increase was partially offset by the effect of the 17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 29.3% to U.S.$ 224 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 317 million for the nine-month period ended September 30, 2002. This decrease was primarily attributable to the 17.3% decrease in the value of the Real against the U.S. dollar in the nine-month period ended September 30, 2003, as compared to the nine-month period ended September 30, 2002, and the decrease of U.S.$ 90 million in the PASEP/COFINS taxes payable in respect of foreign exchange gains on assets, resulting from transactions with affiliates with assets denominated in foreign currencies.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other nonrecurring charges. Other expenses, net for the nine-month period ended September 30, 2003 increased to U.S.$ 756 million, as compared to an expense of U.S.$ 236 million for the nine-month period ended September 30, 2002. The most significant charges for the nine-month period ended September 30, 2003 were:

  a U.S.$ 205 million provision for losses related to our investments in certain thermoelectric power plants due to our contractual obligations with certain power plants to cover losses when demand for power and electricity prices are low;

  a U.S.$ 114 million expense for a lower of cost or market adjustment with respect to turbines, we originally expected to use in connection with our thermoelectric projects, but which we no longer intend to use for such projects;

  a U.S.$153 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 75 million expense for general advertising and marketing expenses unrelated to direct revenues.

The most significant nonrecurring charges for the nine-month period ended September 30, 2002 were:

  a U.S.$ 151 million loss for contractual contingencies relating to thermoelectric plants; and

  a U.S.$ 72 million expense for general advertising and marketing expenses unrelated to direct revenues.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes increased from U.S.$ 3,214 million for the nine-month period ended September 30, 2002, to U.S.$ 7,220 million for the nine-month period ended September 30, 2003. As a result, we recorded an income tax expense of U.S.$ 2,014 million for the nine-month period ended September 30, 2003, a 49.2% increase from an expense of U.S.$ 1,350 million for the nine-month period ended September 30, 2002. The increase in income tax expense was not proportional to the increase in income before taxes because of the benefits generated from the interest on stockholders’ equity in the amount of U.S.$ 357 million and the effect of the change in valuation allowance for the nine-month period ended September 30, 2003, which was approximately U.S.$ 510 million higher than in the same period in 2002.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is discussed in Note 5 to our unaudited consolidated financial statements as of September 30, 2003.

Cumulative effect of change in accounting principle

In the first quarter of 2003, we generated a gain of U.S.$ 697 million (net of U.S.$ 359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing site restoration costs under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies. Under SFAS 19, we had accrued upstream site restoration costs ratably over the productive lives of the assets. Under SFAS 143, we record the fair value of asset retirement obligations as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. The income adjustment described above resulted from reversing the higher liability accumulated under SFAS 19 in order to adjust it to a lower present value amount resulting from transition to SFAS 143. Please see Note 3 to our unaudited consolidated financial statements as of September 30, 2003.

THE PETROLEUM AND ALCOHOL ACCOUNT

The Petroleum and Alcohol Account - Receivable from the Federal Government has been used to accumulate the impact on us of the federal government's regulatory policies for the Brazilian oil and gas industry.

According to legislation applicable to the Petroleum and Alcohol Account until December 31, 2001, we had the right to offset amounts owed to the federal government relating to the regulatory policies of the Brazilian oil and gas industry against the receivable that increased and decreased the Petroleum and Alcohol Account.

On June 30, 1998, the federal government issued National Treasury Bonds - Series H in our name, which were placed with a federal depositary to support the balance of this account. On June 27, 2003, the National Treasury Department Secretary issued Administrative Instruction 348, authorizing the cancellation of 138,791 NTN-H, expired on June 30, 2003 and held in guarantee of payment of an eventual negative balance in the Petroleum and Alcohol Account and the issue of new 138,791 NTN-H, with the same terms but expiring on June 30, 2004. The value of the outstanding bonds at September 30, 2003 was U.S.$ 58 million.

The federal government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998. The changes in the Petroleum and Alcohol Account in the period from July 1, 1998 to December 20, 2002 are subject to audits by the National Petroleum Agency - ANP, and the results of the audit will be the basis for the settlement of the account with the federal government. The settlement of accounts with the federal government should have been completed by December 31, 2002, according to the provisions of Law No. 10453 of May 13, 2002, amended by Decree No. 4491 of November 29, 2002. On June 26, 2003, Provisional Measure 123, Article 11, which was converted into Law n° 10742 of October 6, 2003, extended the term of settlement of accounts involving reciprocal debts and credits between us and the federal government to June 30, 2004, and in so doing, automatically extended the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

As a result of the deregulation of the Brazilian oil and gas market and applicable legislation, effective January 2, 2002, the Petroleum and Alcohol Account is no longer used to reimburse expenses related to the supply of oil products and alcohol to us and third parties.

The balance of the Petroleum and Alcohol Account at September 30, 2003 represents a credit to us against the federal government in the amount of U.S.$ 234 million, an increase of 28.6% or U.S.$ 52 million when compared with the U.S.$182 million balance at December 31, 2002.

The following summarizes the changes in the Petroleum and Alcohol Account for the nine-month period ended September 30, 2003:

U.S.$ million
September 30, 2003
Beginning balance	182
Reimbursements to third parties	5
Translation Gain	47
Ending balance	234

TAX ASSESSMENT – INTERNAL REVENUE SERVICE OF RIO DE JANEIRO

The Internal Revenue Service of Rio de Janeiro based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

The Internal Revenue Service filed two tax assessments against us in connection with the withholding tax on foreign remittances (IRRF) of payments related to the charter of vessels of movable platform types for the years 1998 and 1999 through 2002.

On February 17, 2003, the Internal Revenue Service served us with a tax assessment notice amounting to R$ 93 million (U.S.$ 32 million) and covering disputed taxes for 1998. On March 20, 2003, we filed an appeal, but received an unfavorable ruling from the Internal Revenue Service. We recently filed an appeal to this decision with the highest-level administrative court competent to adjudicate the matter.

On June 27, 2003, the Internal Revenue Service served us with another tax assessment notice amounting to R$ 3,064 million (U.S. $ 1,066 million) and covering the period from 1999 to 2002.

We disagree with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On July 28, 2003, we appealed the June 27th tax assessment, and have yet to receive a response from the Internal Revenue Service.

ACQUISITION OF AN INTEREST IN PETROBRAS ENERGIA PARTICIPACIONES S.A.– PEPSA
(FORMERLY KNOWN AS PEREZ COMPANC S.A.) AND PETROLERA ENTRE LOMAS S.A. – PELSA
(FORMERLY KNOWN AS PETROLERA PEREZ COMPANC S.A.)

On October 17, 2002, we signed the Final Share Acquisition Agreement with the Perez Companc family and the Fundación Perez Companc, completing the acquisition of a controlling interest of Perez Companc S.A. ( currently known as Petrobras Energia Participaciones S.A – PEPSA) , and Petrolera Perez Companc S.A. ( currently known as Petrolera Entre Lomas S.A - PELSA). In October 2002, in accordance with Argentine legislation, the necessary documentation was submitted to the national antitrust agency (CNDC - Comisión Nacional de Defensa de la Competencia) in order to obtain approval for the transaction.

On May 13, 2003, the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Deregulación y la Defensa del Consumidor), approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA capital stock by PETROBRAS Participações S.L., a company controlled by PETROBRAS. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, in conjunction with the acquisition of 58.62% of PEPSA’s interest in the capital stock of PELSA, we have a controlling interest in PELSA equal to 50.73% and thus have consolidated the entity.

The acquisition was consummated principally to expand our operations into geographical markets where we had little activity. Through the acquisition of PEPSA and PELSA, we were able to gain immediate access to the Argentine market and capitalize on favorable brand recognition. The goodwill of U.S.$183 million generated by the transaction is attributed principally to downstream activities.

The purchase price paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors including the potential effects of the economic situation of Argentina. We paid U.S.$ 689 million in cash and U.S.$ 338 million in bonds to the Perez-Companc family for our interest in PEPSA and PELSA.

The acquisitions of PEPSA and PELSA were recorded using the purchase method of accounting and the balance sheets of PEPSA and PELSA were included in our consolidated financial statements, beginning on May 13, 2003. The statements of income of PEPSA and PELSA were included in our consolidated financial statements beginning on June 1, 2003. The purchase price for the PEPSA and PELSA acquisitions was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

The fair value of the net assets of PEPSA and PELSA was based on undiscounted future cash flow models of PEPSA and PELSA.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily conducted in Argentina, Bolívia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented:

(i) Consolidated Income Statements data for the nine-month period ended September 30,
	2003		2002
	As reported	Pro Forma (unaudited)	As reported	Pro Forma (unaudited)
Net operating revenues	22,648	23,195	16,682	17,503
Costs and expenses	(14,277)	(14,649)	(11,439)	(12,026)
Financial expenses, net	117	(64)	(1,122)	(1,743)
Others	(1,268)	(1,237)	(907)	(892)
Income tax expense	(2,014)	(2,023)	(1,350)	(1,288)
Minority interest	(238)	(250)	374	489
Cumulative effect of change in accounting principles, net of taxes	697	700
Net income for the period	5,665	5,672	2,238	2,043
Basic and diluted earnings per share	5.17	5.17	2.06	1.88

(ii) Domestic and international reserves of crude oil and natural gas as of December 31, 2002:

	Crude Oil (millions of barrels)		Natural Gas (billions of cubic feet)

	As reported	Pro forma	As reported	Pro forma

Net proved developed reserves at December 31, 2002	4,007.6	4,331.8	5,936.4	6,700.4
Net undeveloped reserves at December 31, 2002	4,947.3	5,217.0	3,536.4	4,085.6

Total	8,954.9	9,548.8	9,472.8	10,786.0

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT	U.S. $ million For the nine-month period ended September 30,
	2003	2002
Exploration and Production	4,715	3,048
Supply	1,343	542
Distribution	87	56
Gas and Energy	(214)	(213)
International (1)	162	(7)
Corporate	(228)	(917)
Eliminations	(200)	(271)
Net income	5,665	2,238
(1)	As of September 30, 2003, the international business segment includes the Argentine operations of Petrolera Santa Fe (acquired in October 2002), PEPSA and PELSA (both acquired in May, 2003).

Segment Information

The comparison between our results of operations for the nine-month period ended September 30, 2003 and the nine-month period ended September 30, 2002, has been significantly affected by the 17.3% rise in the average Real/U.S. dollar exchange rate in the nine-month period ended September 30, 2003 as compared to the average Real/U.S. dollar exchange rate in the nine-month period ended September 30, 2002.

Exploration and Production

Consolidated net income for our exploration and production segment increased 54.7% to U.S.$ 4,715 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 3,048 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to:

  a U.S.$ 2,280 million increase in net operating revenues as a result of the increase in the price of crude oil in the international markets and a 2.2% increase in production of crude oil, NGL and natural gas; and

  the cumulative effect of a change in accounting principles related to future liabilities for site restoration costs, which led to an increase in our net income of U.S.$ 697 million, net of taxes.

These effects were partially offset by a U.S.$ 995 million increase in cost of sales, primarily composed of:

  an increase of approximately U.S.$ 77 million in costs related to crude oil, natural gas and NGL volumes sold or transferred to other business segments; and

  an increase of approximately U.S.$ 790 million in taxes and charges imposed by the Brazilian government.

Supply

Consolidated net income for our supply segment increased to U.S.$ 1,343 million for the nine-month period ended September 30, 2003, as compared to U.S.$ 542 million for the nine-month period ended September 30, 2002.

This increase was primarily attributable to an increase of U.S.$ 4,701 million in net operating revenues. This increase in net operating revenues was primarily due to our ability to increase prices of certain oil products in the Brazilian market to achieve greater parity with the increased prices of such oil products in the international markets.

This increase was partially offset by the increase of U.S.$ 3,604 million in cost of sales, mainly due to the increase in import prices of crude oil and oil products and increases in prices of products transferred from other segments, notwithstanding the fact that the volume of sales in the Brazilian market decreased 3.9% as a result of a decrease in Brazilian consumer demand.

Gas and Energy

Our Gas and Energy segment registered a net loss of U.S$ 214 million for the nine-month period ended September 30, 2003, as compared to a net loss of U.S.$ 213 million for the nine-month period ended September 30, 2002. This increase in net loss was primarily attributable to:

  a U.S.$ 583 million increase in minority interest, mainly related to the effects of the 17.3% appreciation of the Real against the U.S.dollar during the nine-month period ended September 30, 2003, as compared to a 67.9% depreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2002, on the net loss of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. – TBG;

  a U.S.$ 302 million increase in cost of sales primarily due to a 16.2% increase in the volume of natural gas sold;

  a U.S.$ 205 million provision for non-reimbursable contractual contingency payments, related to our investments in thermoelectric power plants; and

  a U.S.$ 114 million expense for a lower of cost or market adjustment in thermoelectric equipment.

This increase in net loss was partially offset by:

  a U.S.$ 371 million increase in net operating revenues primarily due to the increase of natural gas prices and the 16.2% increase in the volume of natural gas sold; and

  a U.S.$ 360 million decrease in financial expenses net, primarily attributable to the effect of the 17.3% appreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2003, as compared to a 67.9% depreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2002.

Distribution

Consolidated net income for our distribution segment increased 55.4% to U.S$ 87 million for the nine-month period ended September 30, 2003, as compared to U.S$ 56 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to a U.S.$ 1,007 million increase in net operating revenues as a result of the increase of oil products sales prices to refineries (we increased these sales prices in order to maintain our gross margin), notwithstanding the 6.4% decrease of volume of oil products sold in the nine-month period ended September 30, 2003, as compared to the volume sold in the nine-month period ended September 30, 2002 and the decrease in our market share in the Brazilian oil products market from 32.6% in the nine-month period ended September 30, 2002, to 31.3% in the nine-month period ended September 30, 2003.

This increase in consolidated net income was partially offset by the increase of U.S$ 976 million in cost of sales, reflecting the increase of oil products prices to refineries.

International

Consolidated net income for our international segment increased to U.S.$ 162 million for the nine-month period ended September 30, 2003, as compared to a net loss of U.S.$ 7 million for the nine-month period ended September 30, 2002. This increase was primarily attributable to:

  a U.S.$ 820 million increase in net operating revenues resulting from the increase of oil products prices in the international markets and an increase in the volume of sales conducted by PEPSA and PELSA; and

  a U.S.$ 57 million increase in the results of non-consolidated companies, primarily due to the results of our equity investments in Compañia Mega that generated a gain of U.S.$ 46 million during the nine-month period ended September 30, 2003, as compared to a loss of U.S.$ 25 million during the nine-month period ended September 30, 2002.

This increase was partially offset by a U.S.$ 377 million increase in cost of sales, a U.S.$ 103 million increase in depreciation, depletion and amortization, a U.S.$ 72 million increase in selling, general and administrative expenses and a U.S.$ 89 million increase in debt expense net, which were mainly attributable to the increased operations of our Argentine subsidiaries.

Corporate

Consolidated loss for the units that make up our corporate segment decreased 75.1% to a net loss of U.S.$ 228 million during the nine-month period ended September 30, 2003, as compared to a net loss of U.S.$ 917 million during the nine-month period ended September 30, 2002. This decrease was primarily attributable to the reduction of U.S.$ 746 million in debt expenses net, primarily attributable to the effect of the 17.3% appreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2003, as compared to a 67.9% depreciation of the Real against the U.S. dollar during the nine-month period ended September 30, 2002.

Income Statement
(Unaudited)
(in millions of U.S. dollars, except for share and per share data)

				Nine-month period ended September 30,
1Q-2003	2Q-2003	2Q-2002		2003	2002

10,408	11,314	8,388	Sales of products and services Less:	31,300	24,693
(1,639)	(1,629)	(1,291)	Value-added and other taxes on sales and services	(4,655)	(3,887)
(1,382)	(1,467)	(1,158)	CIDE	(3,997)	(4,124)

7,387	8,218	5,939	Net operating revenues	22,648	16,682

(3,880)	(4,086)	(2,675)	Cost of sales	(11,058)	(8,131)
(345)	(564)	(687)	Depreciation, depletion and amortization	(1,322)	(1,528)
(134)	(110)	(92)	Exploration, including exploratory dry holes	(311)	(301)
(27)			Impairment	(27)
(444)	(518)	(433)	Selling, general and administrative expenses	(1,422)	(1,376)
(46)	(46)	(32)	Research and development expenses	(137)	(103)

(4,876)	(5,324)	(3,919)	Total costs and expenses	(14,277)	(11,439)

91	1	33	Equity in results of non-consolidated companies	103	(9)
(14)	393	240	Financial income	606	914
(304)	(474)	(75)	Financial expense	(1,030)	(522)
			Monetary and exchange variation on monetary
478	(118)	(898)	assets and liabilities, net	541	(1,514)
(146)	(129)	(83)	Employee benefit expense	(391)	(345)
(79)	(78)	(139)	Other taxes	(224)	(317)
(284)	(176)	(199)	Other expenses, net	(756)	(236)

(258)	(581)	(1,121)		(1,151)	(2,029)
			Income before income taxes and minority
2,253	2,313	899	interests and accounting change	7,220	3,214

			Income tax expense:
(596)	(741)	(354)	Current	(2,253)	(1,139)
(65)	371	(73)	Deferred	239	(211)

(661)	(370)	(427)	Total income tax expense	(2,014)	(1,350)

(133)	(46)	280	Minority interest in results of consolidated subsidiaries	(238)	374

1,459	1,897	752	Net income before accounting change effect	4,968	2,238

			Cumulative effect of accounting change, net of income tax	697

1,459	1,897	752	Net income for the period	5,665	2,238

			Weighted average number of shares outstanding
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
462,369,507	462,369,507	451,935,669	Preferred/ADS	462,369,507	451,935,669

			Basic and diluted earnings per share
			Common/ADS and Preferred/ADS
1.33	1.73	0.69	Before effect of change in accounting principle	4.53	2.06
1.33	1.73	0.69	After effect of change in accounting principle	5.17	2.06

Selected Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of September 30,2003	As of December 31,2002

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	7,124	3,301
Accounts receivable, net	2,698	2,267
Inventories	3,272	2,540
Other current assets	2,624	2,089

Total current assets	15,718	10,197

Property, plant and equipment, net	28,044	18,224

Investments in non-consolidated companies and other investments	1,098	334

Other assets
Petroleum and Alcohol Account – Receivable from Federal
Government	234	182
Government securities	243	176
Goodwill on PEPSA and PELSA	183
Unrecognized pension obligation	19	61
Advances to suppliers	481	450
Investment in PEPSA and PELSA		1,073
Others	2,340	1,321

Total other assets	3,500	3,263

Total assets	48,360	32,018

Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	1,884	1,702
Short-term debt	1,566	671
Current portion of long-term debt	838	727
Current portion of project financings	563	239
Capital lease obligations	317	349
Other current liabilities	5,117	3,257

Total current liabilities	10,285	6,945

Long-term liabilities
Employees postretirement benefits	3,409	2,423
Project financings	4,037	3,800
Long-term debt	10,755	6,987
Capital lease obligations	1,583	1,907
Other liabilities	1,872	791

Total long-term liabilities	21,656	15,908

Minority interest	342	(136)

Stockholders' equity
Shares authorized and issued:
Preferred stock –2003 - 462,369,507 (2002 –451,935,669 shares)	2,973	2,459
Common stock – 2003 and 2002 - 634,168,418 shares	4,289	3,761
Reserves and others	8,815	3,081

Total stockholders' equity	16,077	9,301

Total liabilities and stockholders’ equity	48,360	32,018

Statement of Cash Flows Data
(Unaudited)
(in millions of U.S. dollars)

				Nine-month period ended September 30,
2Q-2003	3Q-2003	3Q-2002		2003	2002

			Cash flows from operating activities
1,459	1,897	752	Net income for the period	5,665	2,238
			Adjustments to reconcile net income to net cash provided by
			operating activities
414	599	602	Depreciation, depletion and amortization	1,330	1,624
111	83	58	Loss on property, plant and equipment	228	190
(428)	93	1,045	Foreign exchange and monetary loss	(243)	1,845
			Cumulative effect of accounting change, net of income tax	(697)
161	(326)	(267)	Others	(43)	(186)

			Decrease (increase) in assets
133	133	41	Accounts receivable, net	55	(652)
			Petroleum and Alcohol Account - Receivable from Federal
(3)	(3)	(32)	Government	(13)	(89)
285	(14)	(688)	Inventories	(95)	(1,348)
489	199	(536)	Advances to suppliers	598	(819)
(9)	(315)	(291)	Others	(482)	(693)

(299)	176	325	Increase (decrease) in liabilities Trade accounts payable	(218)	489
(755)	134	(136)	Taxes payable	135	174
(14)	(215)	461	Other liabilities	21	872

1,544	2,441	1,334	Net cash provided by operating activities	6,241	3,645

			Cash flows from investing activities
(1,657)	(1,582)	(1,195)	Additions to property, plant and equipment	(4,114)	(3,574)
231			Effect on cash from merger with subsidiaries and affiliates	231
126	(17)	(26)	Investments	(54)	(145)
(169)	15	(32)	Others	(183)	(49)

(1,469)	(1.584)	(1,253)	Net cash used in investing activities	(4,120)	(3,768)

392	715	529	Cash flows from financing activities	921	(1,335)

467	1.572	610	Increase (decrease) in cash and cash equivalents	3,042	(1,458)

631	(47)	(1,304)	Effect of exchange rate changes on cash and cash equivalents	781	(2,290)
4,501	5,599	4,306	Cash and cash equivalents at beginning of period	3,301	7,360

5,599	7,124	3,612	Cash and cash equivalents at the end of period	7,124	3,612

Income Statement by Segment

	Nine-month period ended September 30, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	1,722	12,818	858	1,481	5,769			22,648
Inter-segment net operating revenues	10,164	4,933	171	122	101		(15,491)

Net operating revenues	11,886	17,751	1,029	1,603	5,870		(15,491)	22,648

Cost of sales	(4,269)	(14,915)	(755)	(960)	(5,342)		15,183	(11,058)
Depreciation, depletion and amortization	(776)	(280)	(52)	(178)	(21)	(15)		(1,322)
Exploration, including dry holes	(323)			(15)				(338)
Selling, general and administrative expenses	(103)	(531)	(58)	(138)	(290)	(361)	59	(1,422)
Research and development expenses	(66)	(30)	(8)			(33)		(137)

Cost and expenses	(5,537)	(15,756)	(873)	(1,291)	(5,653)	(409)	15,242	(14,277)

Results of non-consolidated companies		18	54	32		(1)		103
Debt expenses, net	(228)	149	(41)	(45)	(56)	380	(42)	117
Employee benefit expense		(1)			(13)	(377)		(391)
Other taxes		(18)	(3)	(11)	(36)	(156)		(224)
Other expenses, net	(119)	(106)	(358)	(16)	24	(181)		(756)

	(347)	42	(348)	(40)	(81)	(335)	(42)	(1,151)

Income before income taxes and minority
interest and accounting change	6,002	2,037	(192)	272	136	(744)	(291)	7,220

Income tax benefits (expense)	(1,984)	(671)	161	(79)	(48)	516	91	(2,014)
Minority interest		(23)	(183)	(31)	(1)			(238)

Income before accounting change	4,018	1,343	(214)	162	87	(228)	(200)	4,968

Cumulative effect of accounting change, net of income tax	697							697

Net income (loss)	4,715	1,343	(214)	162	87	(228)	(200)	5,665

	Nine-month period ended September 30, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	1,617	9,037	527	710	4,791			16,682
Inter-segment net operating revenues	7,989	4,013	131	73	72		(12,278)

Net operating revenues	9,606	13,050	658	783	4,863		(12,278)	16,682

Cost of sales	(3,274)	(11,311)	(453)	(583)	(4,366)		11,856	(8,131)
Depreciation, depletion and amortization	(1,019)	(279)	(88)	(75)	(52)	(15)		(1,528)
Exploration, including dry holes	(261)			(40)				(301)
Selling, general and administrative expenses	(86)	(575)	(42)	(66)	(308)	(299)		(1,376)
Research and development expenses	(49)	(29)	(4)			(21)		(103)

Cost and expenses	(4,689)	(12,194)	(587)	(764)	(4,726)	(335)	11,856	(11,439)

Results of non-consolidated companies		9	7	(25)				(9)
Debt expenses, net	(339)	(78)	(401)	44	18	(366)		(1,122)
Employee benefit expense						(345)		(345)
Other taxes		(14)	(7)	(7)	(26)	(263)		(317)
Other expenses, net	(15)	72	(169)	17	(16)	(142)	17	(236)

Income before income taxes and minority interest	4,563	845	(499)	48	113	(1,451)	(405)	3,214

Income tax benefits (expense)	(1,515)	(300)	(114)	(52)	(37)	534	134	(1,350)
Minority interest		(3)	400	(3)	(20)			374

Net income	3,048	542	(213)	(7)	56	(917)	(271)	2,238

Other Expenses, Net By Segment

	Nine-month period ended September 30, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Provisions losses on financial exposure-Thermoplant			(205)					(205)
Institution Relations and Culture Projects		(2)				(73)		(75)
Unscheduled stoppages – plant and equipment	(104)	(49)						(153)
Losses as a result of Legal Proceedings	(8)	(33)				(35)		(76)
Adjustment to market value of turbines for the thermoelectric plants			(114)					(114)
INSS Contingencies	(52)	(2)				(1)		(55)
Dividends		9						9
Others	45	(29)	(39)	(16)	24	(72)		(87)

	(119)	(106)	(358)	(16)	24	(181)		(756)

	Nine-month period ended September 30, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Contractual Contingencies with Thermoplants			(151)					(151)
Institution Relations and Culture Projects						(72)		(72)
Unscheduled stoppages – plant and equipment	(49)	(33)						(82)
Dividends		6						6
Losses as a result of Legal Proceedings	(15)	(4)				(19)		(38)
Result of hedge operations with oil & oil by-products		4						4
Others	49	99	(18)	17	(16)	(51)	17	97

	(15)	72	(169)	17	(16)	(142)	17	(236)

Selected Balance Sheet Data by Segment

	Nine-month period ended September 30, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	1,016	5,574	475	1,678	1,175	8,473	(2,673)	15,718

Cash and cash equivalents	2	468	149	486	18	6,001		7,124
Other currents assets	1,014	5,106	326	1,192	1,157	2,472	(2,673)	8,594

Property, plant and equipment, net	15,824	4,536	2,764	4,170	419	355	(24)	28,044

Investments in non-consolidated companies and other investments	7	366	135	488	22	80		1,098

Non-current assets	771	252	1,457	303	195	3,711	(3,189)	3,500

Petroleum and Alcohol Account						234		234
Government securities held-to-maturity						243		243
Other assets	771	252	1,457	303	195	3,234	(3,189)	3,023

Total assets	17,618	10,728	4,831	6,639	1,811	12,619	(5,886)	48,360

Selected Data for International Segment

	Nine-month period ended September 30, 2003 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS	4,278	1.076	581	150	2,596	(2,042)	6,639

STATEMENT OF INCOME

Net Operating Revenues	671	1,090	107	448	9	(722)	1.603

Net operating revenues to third parties	335	590	105	442	9		1.481
Inter-segment net operating revenues	336	500	2	6		(722)	122

Net income	160	37	29	7	(75)	4	162

	Year ended December 31, 2002 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505		3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896

Investments in non-consolidated companies and other investments	7	168	70	11	16	62		334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226		18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol Account						182		182
Government securities						176		176
Other assets	385	211	556	1,092	141	1,574	(1,054)	2,905

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

	U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL

ASSETS (As of December 31, 2002)	1,638	349	39	160	1,479	(802)	2,863

STATEMENT OF INCOME
(First semester of 2002)

Net Operating Revenues	128	432	15	189		(279)	485

Net operating revenues to third parties	38	205	15	189			447
Inter-segment net operating revenues	90	227				(279)	38

Net income	16	14		(24)	(35)		(29)

SUBSEQUENT EVENTS

Award of Contract for Exploration and Development Services in Mexico

As part of our strategy to expand our international operations, we bid for, and were awarded, a contract for the provision of exploration and development services in the Cuervito block in the Burgos Basin, in northeastern Mexico.

We will provide such services as part of a consortium. We are the operator under the consortium agreement and own a 45% interest, Japan’s Teikoku, owns a 40% interest, and Mexico’s Diavaz, owns a 15% interest.

The contract is one of the Multiple4 Services Contracts which are being offered by Pemex Exploración y Producción through an international call for tender for development and production of natural gas reserves. It is expected that U.S.$ 260 million will be invested in 15 years in connection with these contracts.

The Cuervito block, located in the central part of the Burgos Basin, southwest of Reynosa city, has an area of 231 km. Six fields have already being discovered, with the greatest production coming from the Cuervito and Pamorana fields.

Issuance of Notes by Petrobras Energia S.A. (PESA)

On October 31, 2003, PESA, a wholly owned subsidiary of PEPSA, issued US$100 million in Notes – Series R maturing in 10 years, with interest payable semiannually and a 9.5% annual yield.

The issue is part of a financing program designed to improve PESA’s financial profile through the refinancing of short-term debt and marked the successful return of PESA to the international capital markets.

Increase in the interest in TERMORIO S.A.

On October 30, 2003, our Board of Directors approved the acquisition of the 7% interest held by PRS Engenharia Ltda in Termorio S.A., for the amount of U.S.$ 0.46 million, thereby increasing to 50% our interest in the capital of Termorio S.A. .

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

CONSOLIDATED FINANCIAL INFORMATION

PETRÓLEO BRASILEIRO S.A. -
PETROBRAS AND SUBSIDIARIES

September 30, 2003 and 2002, with
Independent Accountants’ Report

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

Consolidated FINANCIAL INFORMATION

Contents

Independent Accountants’ Review Report		1

Consolidated Balance Sheets		3
Consolidated Statements of Income		5
Consolidated Statements of Cash Flows		7
Consolidated Statements of Changes in Stockholders' Equity		9
Notes to Consolidated Financial Information		12
1	Basis of Financial Statement Preparation	12
2	Recently Issued Accounting Pronouncements	12
3	Accounting change	15
4	Derivative Instruments, Hedging and Risk Management Activities	16
5	Income Taxes	18
6	Inventories	19
7	Receivable from Federal Government	20
8	Investments in non-consolidated companies and other investments	22
9	Property, plant and equipment	23
10	Financings	23
11	Project Financings	27
12	Capital Leases	28
13	Pension Plan	29
14	Stockholders’ Equity	30
15	Basic and Diluted Earnings per Share	31
16	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A)	32
17	Segment Information	34
18	Commitments and Contingencies	42
19	Subsequent Events	47

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of
Petróleo Brasileiro S.A. – PETROBRAS:

1. We have reviewed the accompanying unaudited consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at September 30, 2003 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the nine-month period then ended. These financial statements are the responsibility of the Company's management. The unaudited consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at September 30, 2002 (not presented herein) and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the nine-month period then ended were reviewed by other independent accountants whose report (dated November 7, 2002) stated that they were not aware of any material modifications that should be made to those statements for them to be in conformity with accounting principles generally accepted in the United States of America.

2. We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements as of September 30, 2003 and for the nine-month period then ended, for them to be in conformity with accounting principles generally accepted in the United States of America.

4. The consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the year then ended (not presented herein), were previously audited by other auditors in accordance with auditing standards generally accepted in the United States of America and in their report dated February 13, 2003, they expressed an unqualified opinion on those consolidated financial statements.

5. As from January 1, 2003 the Company adopted SFAS No. 143 - Accounting for Asset Retirement Obligations, see Note 3.

November 13, 2003

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2003 and December 31, 2002
Expressed in Millions of United States Dollars

	September 30, 2003	December 31, 2002

Assets	(Unaudited)
Current assets
Cash and cash equivalents	7,124	3,301
Accounts receivable, net	2,698	2,267
Inventories (Note 6)	3,272	2,540
Deferred income tax (Note 5)	484	135
Recoverable taxes	985	672
Advances to suppliers	378	794
Other current assets	777	488

	15,718	10,197

Property, plant and equipment, net	28,044	18,224

Investments in non-consolidated companies and other investments	1,098	334

Other assets
Accounts receivable, net	308	188
Advances to suppliers	481	450
Petroleum and Alcohol Account – Receivable from Federal Government (Note 7)	234	182
Government securities	243	176
Marketable securities	326	208
Unrecognized pension obligation	19	61
Restricted deposits for legal proceedings and guarantees (Note 18)	541	290
Receivables from non-consolidated companies	189	181
Recoverable taxes	293	261
Goodwill in PEPSA and PELSA (Note 16)	183	-
Investment in PEPSA and PELSA	-	1,073
Other assets	683	193

	3,500	3,263

Total assets	48,360	32,018

Liabilities and stockholders’ equity	September 30, 2003	December 31, 2002

	(Unaudited)
Current liabilities
Trade accounts payable	1,884	1,702
Income tax	226	119
Taxes payable, other than income taxes	2,137	1,682
Short-term debt (Note 10)	1,566	671
Current portion of long-term debt (Note 10)	838	727
Current portion of project financings (Note 11)	563	239
Capital lease obligations (Note 12)	317	349
Employee postretirement benefits	104	89
Payroll and related charges	479	283
Dividends and interest on capital payable	1,125	307
Accrued interest	170	120
Advances from customers	199	119
Ventures under consortium agreements	246	106
Other payables and accruals	431	432

	10,285	6,945

Long-term liabilities
Employees postretirement benefits	3,409	2,423
Project financings (Note 11)	4,037	3,800
Long-term debt (Note 10)	10,755	6,987
Capital lease obligations (Note 12)	1,583	1,907
Deferred income taxes (Note 5)	1,039	123
Contingencies (Note 18)	290	368
Provision for abandonment of wells	258	-
Other liabilities	285	300

	21,656	15,908

Minority interest	342	(136)

Commitments and contingencies (Note 15)
Stockholders’ equity
Shares authorized and issued (Note 12)
Preferred stock - 2003 - 462,369,507 shares (2002 - 451,935,669 shares)	2,973	2,459
Common stock - 2003 and 2002 - 634,168,418 shares	4,289	3,761
Capital reserve	111	89
Accumulated other comprehensive income
Cumulative translation adjustments	(14,500)	(17,306)
Amounts not recognized as net periodic pension cost	(1,645)	(1,361)
Unrealized gains (losses) on available-for-sale securities	82	(11)
Retained earnings : Appropriated	5,690	5,585
Unappropriated	19,077	16,085

	16,077	9,301

Total liabilities and stockholders’ equity	48,360	32,018

The accompanying notes are an integral part of this interim consolidated financial information.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
September 30, 2003 and 2002
Expressed in Millions of United States Dollars (except number of shares and earnings per share) (Unaudited)

	Nine-month period Ended September 30

	2003	2002

Sales of products and services	31,300	24,693
Less:
Value-added and other taxes on sales and services	(4,655)	(3,887)
CIDE (Note 7)	(3,997)	(4,124)

Net operating revenues	22,648	16,682

Cost of sales	(11,058)	(8,131)
Depreciation, depletion and amortization	(1,322)	(1,528)
Exploration, including exploratory dry holes	(311)	(301)
Selling, general and administrative expenses	(1,422)	(1,376)
Impairment	(27)	-
Research and development expenses	(137)	(103)

Total costs and expenses	(14,277)	(11,439)

Equity in results of non-consolidated companies	103	(9)
Financial income	606	914
Financial expense	(1,030)	(522)
Monetary and exchange variation on monetary assets and liabilities, net	541	(1,514)
Employee benefit expense	(391)	(345)
Other taxes	(224)	(317)
Other expenses, net	(756)	(236)

	(1,151)	(2,029)

Income before income taxes and minority interest and accounting change	7,220	3,214

	Nine-month period Ended September 30

	2003	2002

Income tax expense
Current	(2,253)	(1,139)
Deferred	239	(211)

	(2,014)	(1,350)

Minority interest in results of consolidated subsidiaries	(238)	374

Income before effect of change in accounting principle	4,968	2,238

Cumulative effect of change in accounting principle, net of taxes	697	-

Net income for the period	5,665	2,238

Net income applicable to each class of shares
Common/ ADS	3,276	1,307
Preferred/ADS	2,389	931

Net income for the period	5,665	2,238

Basic and diluted earnings per share (Note 15)
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	4.53	2.06
After effect of change in accounting principle	5.17	2.06

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	451,935,669

The accompanying notes are an integral part of this interim consolidated financial information.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
September 30, 2003 and 2002
Expressed in Millions of United States Dollars (Unaudited)

	Nine-month period Ended September 30

	2003	2002

Cash flows from operating activities
Net income for the period	5,665	2,238
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	1,330	1,624
Loss on property, plant and equipment	228	190
Minority interest in income of subsidiaries	238	(376)
Deferred income taxes	(239)	211
Foreign exchange and monetary loss	(243)	1,845
Cumulative effect of change in accounting principle, net of taxes	(697)	-
Equity in the results of non-consolidated companies and others	(42)	(21)

Decrease (increase) in assets
Accounts receivable, net	55	(652)
Petroleum and Alcohol Account	(13)	(89)
Interest receivable on government securities	(139)	6
Inventories	(95)	(1,348)
Advances to suppliers	598	(819)
Others	(343)	(699)

Increase (decrease) in liabilities
Trade accounts payable	(218)	489
Payroll and related charges	128	(29)
Taxes payable	135	174
Employee postretirement benefits, net of unrecognized
pension obligation	336	687
Contingencies	(150)	(10)
Other liabilities	(293)	224

Net cash provided by operating activities	6,241	3,645

	Nine-month period Ended September 30

	2003	2002

Cash flows from investing activities
Additions to property, plant and equipment	(4,114)	(3,574)
Effect on cash from merger with subsidiaries and affiliates	231	-
Investments	(54)	(145)
Others	(183)	(49)

Net cash used in investing activities	(4,120)	(3,768)

Cash flows from financing activities
Short-term debt, net issuances and repayments	627	(396)
Proceeds from issuance of long-term debt	3,021	1,052
Principal payments on long-term debt	(1,085)	(387)
Project financing payments	(123)	(335)
Payment of finance lease obligations	(645)	(133)
Dividends and interest on capital paid	(874)	(1,136)

Net cash provided by (used) in financing activities	921	(1,335)

Increase (decrease) in cash and cash equivalents	3,042	(1,458)
Effect of exchange rate changes on cash and cash equivalents	781	(2,290)
Cash and cash equivalents at beginning of period	3,301	7,360

Cash and cash equivalents at end of period	7,124	3,612

The accompanying notes are an integral part of this interim consolidated financial information.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
September 30, 2003 and 2002
Expressed in Millions of United States Dollars (except number of shares and per-share amounts) (Unaudited)

	Nine-month period Ended September 30

	2003	2002

Preferred stock (Note 14)
Balance at January 1	2,459	1,882
Capital increase with issue of preferred shares	130	-
Capital increase with undistributed earnings reserve	384	577

Balance at September 30	2,973	2,459

Common stock (Note 14)
Balance at January 1	3,761	2,952
Capital increase with undistributed earnings reserve	528	809

Balance at September 30	4,289	3,761

Capital reserve – fiscal incentive
Balance at January 1	89	128
Transfer from (to) unappropriated retained earnings	22	(49)

Balance at September 30	111	79

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(17,307)	(11,854)
Change in the period	2,807	(6,517)

Balance at September 30	(14,500)	(18,371)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,361)	(1,867)
(Increase)Decrease in additional minimum liability	(430)	1,126
Tax effect on above	146	(371)

Balance at September 30	(1,645)	(1,112)

	Nine-month period Ended September 30

	2003	2002

Unrecognized gains (losses) on available-for-sale securities
Balance at January 1	(11)	13
Unrealized gains	140	(38)
Tax effect on above	(47)	13

Balance at September 30	82	(12)

Appropriated retained earnings
Legal reserve
Balance at January 1	643	768
Transfer from (to) unappropriated retained earnings	134	(311)

Balance at September 30	777	457

Undistributed earnings reserve
Balance at January 1	4,778	5,886
Capital increase	(911)	(1,386)
Transfer from (to) unappropriated retained earnings	847	(2,106)

Balance at September 30	4,714	2,394

	Nine-month period ended September 30

	2003	2002

Statutory reserve
Balance at January 1	164	215
Transfer from (to) unappropriated retained earnings	35	(87)

Balance at September 30	199	128

Total appropriated retained earnings	5,690	2,979

Unappropriated retained earnings

Balance at January 1	16,085	15,124
Net income for the period	5,665	2,238
Dividends (per share: 2003 – U.S.$ 1.49 to common and preferred
shares; 2002 – U.S.$ 0.91 to common and preferred shares)	(1,635)	(989)
Appropriation to fiscal incentive reserve	(22)	(5)
Appropriation (to) from reserves	(1,016)	2,557

Balance at September 30	19,077	18,925

Total stockholders' equity	16,077	8,708

Comprehensive income (loss) is comprised as follows:

Net income for the period	5,665	2,238
Cumulative translation adjustments	2,807	(6,517)
Amounts not recognized as net periodic pension cost	(284)	755
Unrealized gain on available-for-sale securities	92	(25)

Total comprehensive income (loss)	8,280	(3,549)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated)

1. Basis of Financial Statement Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). Although certain information normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and the notes thereto.

The consolidated financial statements as of September 30, 2003 and for the nine-month period ended September 30, of 2003 and 2002, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results to be expected for the full year ending December 31, 2003.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has recently issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January 2003. The Emerging Issues Task Force (EITF) has recently issued (i) EITF 01-08 “Determining Whether an Arrangement Contains a Lease”, and (ii) EITF 02-6, “Classification in the Statement of Cash Flows of Payments made to Settle and Asset Retirement Obligation within the Scope of FASB 143.” Additionally, EITF 03-08 respective to certain retroactive insurance contracts and claims-made insurance policies is in discussion.

FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest. Under FIN 46, entities are required to be consolidated by an enterprise that has a controlling financial interest in such entities when equity investors of that enterprise have significant capital risk, the obligation to absorb the majority of expected losses, or the right to receive the majority of expected returns from such entities. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards to the enterprise with the controlling financing interest in such entities, irrespective of such enterprises’ voting interest in such entities.

The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period ending after December 15, 2003.

The Company will adopt FIN 46 in its December 31, 2003 annual financial statements. There is a reasonable possibility that certain project financing arrangements in which the Company has an interest, together with certain thermoelectric project contracts, may be variable interest entities. A significant portion of the Company’s share of commitments and debt obligations, as well as fixed asset contributions, are already included in the consolidated financial statements as these transactions qualify as capital leases. Adoption of FIN 46 is not expected to have a significant impact on the Company´s financial condition, results of operation and cash flows. See also discussion at Note 18, for maximum exposures related to thermoelectric plants, a number of which may be subject to consolidation under the rules of FIN 46.

EITF 01-08 “Determining Whether an Arrangement Contains a Lease,” is applicable to arrangements entered into or modified in the first reporting period (annual or interim) beginning after May 28, 2003. This EITF expands former guidance respective to determination of whether an arrangement contains a lease that is within the scope of FASB Statement No. 13, Accounting for Leases, and offers specific guidance related to transportation and other energy contracts that may qualify as leases. The guidance in Issue 01-8 is based on whether the arrangement conveys to the purchaser the right to use a specific asset and provides criteria for when the definition of “right to use” is met Adoption of this EITF did not have a significant impact on the Company’s accounting for its energy and transportation contracts.

EITF 02-6, “Classification in the Statement of Cash Flows of Payments made to Settle and Asset Retirement Obligation within the Scope of FASB 143”, determined that a cash payment made to settle an asset retirement obligation should be classified in the statement of cash flows as an operating activity. Petrobras has adopted the presentation outlined in EITF 02-6, with immaterial changes to prior classification of such costs as investment activities.

EITF Issue 86-12, “Accounting by Insureds for Claims-Made Insurance Policies”, EITF Issue 03-3, “Accounting for Claims-Made Insurance Policies by the Insured Entity”, and EITF Abstracts Topic D-79, “Accounting for Retroactive Insurance Contracts Purchased by Entities Other than Insurance Enterprises”, address various aspects of the accounting for retroactive insurance contracts and claims-made insurance policies by the insured entity. EITF Issue 03-8 is in discussion and has the purpose to codify the guidance set forth in the aforementioned pronouncements. The Company is monitoring EITF Issue 03-08, but has not yet assessed the impact of such literature on its accounting for certain retroactive insurance contracts and claims-made insurance policies.

3. Accounting change

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations ("SFAS 143"). The primary impact of SFAS 143 is to change the method of accruing for upstream site restoration costs. These costs were previously accrued ratably over the productive lives of the assets in accordance with SFAS No. 19 - Financial Accounting and Reporting by Oil and Gas Producing Companies ("SFAS 19"). At the end of 2002, the cumulative amount accrued under SFAS 19 was U.S.$ 1,166. This provision for abandonment was recognized as a component of accumulated depreciation, depletion and amortization as of December 31, 2002, with no separate provision for abandonment liability being disclosed on the face of the financial statements. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of U.S.$ 697 (net of U.S.$ 359 deferred income tax effects). The effect of this accounting change on the balance sheet, was a U.S.$ 1,056 reduction to the abandonment provision, and a U.S.$ 359 increase in deferred income tax liabilities. Additionally, the change in accounting principle resulted in a U.S.$ 16 increase to property, plant and equipment at original asset acquisition date, with accumulated depreciation through January 1, 2003 of U.S.$9 on proved developed properties. Further, on January 1, 2003, Petrobras established an abandonment liability with respect to proved undeveloped reserves in the amount of U.S.$ 44.

This adjustment is due to the difference in the method of accruing site restoration costs under SFAS 143 compared with the method required by SFAS 19. Under SFAS 19, site restoration costs are accrued on a unit-of-production basis of accounting as the oil and gas are produced. The SFAS 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued in early field life, when production is at the highest level. Because SFAS 143 requires accretion of the liability as a result of the passage of time using an effective interest method of allocation, a significant portion of costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above results from reversing the higher liability accumulated under SFAS 19 in order to adjust it to the lower present value amount resulting from transition to SFAS 143. This amount being reversed in transition, which was previously charged to operating earnings under SFAS 19, will again be charged to earnings under SFAS 143 in future years.

4. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately U.S.$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of December 31, 2002, the Company had a fair value obligation of U.S.$ 80 associated with its EURO and Japanese Yen zero cost collar contracts. The Yen zero cost collar contracts were settled on September 8, 2003, with a cash payment of U.S.$. 68. As of September 30, 2003 the Company had a fair value asset of U.S.$ 10 associated with its Euro zero cost collar contracts.

b) Commodity Price Risk Management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently into earnings, irrespective of when physical crude sales occur. During the nine-month periods ended September 30, 2003 and 2002, the Company carried out economic hedging activities on 51.2% and 39.6%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of U.S.$ 0.6 and gain of U.S.$ 8 during the nine-month period ended September 30, 2003 and 2002, respectively.

c) Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

d) Risk Management Activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

5. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable for the nine-month periods ended September 30, 2003 and 2002, are 25% for federal income tax and 9% for social contribution, respectively, which represent an aggregate rate of 34%.

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial information.

	Nine-month period ended September 30,

	2003	2002

Income before income taxes and minority interest and accounting changes	7,220	3,214

Tax expense at statutory rates	(2,455)	(1,093)
Adjustments to derive effective tax rate:
Non-deductible postretirement health-benefits	(77)	(56)
Change in valuation allowance	174	(336)
Tax benefit on interest on stockholders’ equity	357	138
Income taxes regarding abandonment liabilities
adjustments related to the year ended December 31, 2002	(61)	-
Others	48	(3)

Income tax expense per consolidated
statement of income	(2,014)	(1,350)

6. Inventories

	September 30, 2003	December 31, 2002

Products
Oil products	1,105	982
Fuel alcohol	77	86

	1,182	1,068
Raw materials, mainly crude oil	1,238	990
Materials and supplies	813	482
Others	39	-

	3,272	2,540

7. Receivable from Federal Government

a) Background

The Petroleum and Alcohol Account - Receivable from the Federal Government (the Petroleum and Alcohol Account) was used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on the Company. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index - TR, which was 3.95 % for the nine-month period ended September 30, 2003 and 1.91% for the nine-month period ended September 30, 2002.

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation, until December 31, 2001, the Specific Parcel Price-PPE was presented as an adjustment to sales of basic oil products (gasoline, diesel oil and LPG). The amount of PPE for any period increased or decreased the balance of the Petroleum and Alcohol Account.

After December 31, 2001 the expenses related to alcohol programs, approved by the Interministerial Council for Sugar and Alcohol are supported by a portion of the financial resources derived from collection of the CIDE, as stipulated in Law No. 10453 of May 13, 2002.

b) Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the price of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events having occurred before December 31, 2001, in accordance with Law No. 10453, of May 13, 2002, and ANP regulations.

c) Changes in the Petroleum and Alcohol Account

The following summarizes the changes in the Petroleum and Alcohol Account for the nine-month period ended September 30, 2003:

Nine-month period ended September 30, 2003

Opening balance	182

Reimbursements to third parties: subsidies paid to fuel alcohol producers	5

Translation gain	47

Ending balance	234

d) Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

The changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002 are subject to audits by the ANP. The results of the audit will be the basis for the settlement of the account with the Federal Government.

The settlement of the account with the Federal Government should have been completed by December 31, 2002, according to the provisions of Law No. 10453 of May 13, 2002, amended by Decree No. 4491 of November 29, 2002. On June 26, 2003 Provisional Measure 123, article 11, which was converted to Law nº 10742 dated October 6, 2003, extended the term of settlement of accounts involving reciprocal debits and credits between Petrobras and the Federal Government to June 30, 2004, and in so doing, automatically extending the term for certification of the outstanding balance in the Petroleum and Alcohol Account.

After completion of the audit, the amount of the notes used to guarantee the debit balance in existence on June 30, 2004, or of the securitized credits, will be adjusted to the new amount calculated, as established in Provisional Measure No. 2181-45 of August 24, 2001.

e) National Treasury Bonds Series H (NTN-H)

On June 30, 1998, the Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account. On June 27, 2003, the National Treasury Secretary issued Administrative Instruction 348, authorizing the cancellation of 138,791 NTN-H, which expired on June 30, 2003 and were held in guarantee of payment of an eventual negative balance in the Petroleum and Alcohol Account and the issue of new 138,791 NTN-H, with the same terms as the cancelled bonds but expiring on June 30, 2004. The value of the outstanding bonds at September 30, 2003 was U.S.$ 58, at which time the balance of the Petroleum and Alcohol Account was U.S.$ 234. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Brazilian Government, upon the Company’s consent, can effect the cancellation of all or a portion of the bonds’ outstanding balance. The NTN-H will mature on June 30, 2004 and currently Petrobras has no other rights on those bonds; withdrawal or transfers are not allowed.

8. Investments in non-consolidated companies and other investments

The investment balance at September 30, 2003 has increased significantly from that of December 31, 2002, principally as the result of the acquisition of PEPSA, as discussed in Note 16, and the consolidation of PEPSA investments. The PEPSA consolidation included a number of non-consolidated companies, with principal balances being related to Distrillic Inversora S.A, Oleoduto de Crudos Pesados Ltd and Inversora Mata. S.A.

9. Property, plant and equipment

The property, plant and equipment account at September 30, 2003 and December 31, 2002, respectively, includes U.S.$ 726 and U.S.$ 289 of assets under construction that are intended to be sold to third parties. These assets include thermoelectric plants, natural gas pipelines and other oil and gas projects. The Company intends to sell or transfer all or a portion of these assets to investors under structured financing deals, either retaining an interest or leasing the assets back under capital leases. Additionally, the property, plant and equipment account at September 30, 2003 and December 31, 2002, respectively, includes U.S.$ 929 and U.S.$ 653 of assets under agreements with investors.

10. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30,	December 31,
	2003	2002
Import - oil and equipment	1,089	286
Working capital	477	385
	1,566	671

b) Long-term debt

  Composition

	September 30,	December 31,
	2003	2002
Foreign currency
Notes	4,942	2,234
Financial institutions	2,536	2,240
Sale of future receivables	1,778	900
Credits	695	876
Senior exchangeable notes	339	338
	10,290	6,588
Local currency
Debentures	648	500
National Economic and Social Development
Bank - BNDES (related party)	380	403
Debentures (related party)	237	188
Others	38	35
	1,303	1,126
	11,593	7,714
Current portion of long-term debt	(838)	(727)
	10,755	6,987

  Composition of foreign currency debt by currency

	September 30,	December 31,
	2003	2002
Currencies
United States dollars	9,415	5,522
Japanese Yen	559	764
EURO	315	297
Others	1	5
	10,290	6,588

  Maturities of the principal of long-term debt

The long-term portion at September 30, 2003 becomes due in the following years:

2004	638
2005	929
2006	1,516
2007	1,555
2008	1,591
2009 and thereafter	4,526
10,755

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	September 30,	December 31,
	2003	2002
Foreign currency
6% or less	4,112	3,080
Over 6% to 8%	2,070	1,220
Over 8% to 10%	4,107	2,287
Over 10% to 15%	1	1
	10,290	6,588
Local currency
6% or less	655	235
Over 6% to 8%	-	390
Over 10% to 15%	648	501
	1,303	1,126
	11,593	7,714

On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of U.S.$ 400 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt.

In May 2003, the PF Export Trust issued to the Company additional U.S.$ 750 in Senior Trust Certificates and U.S.$ 150 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of U.S.$ 550 bearing annual interest of 6.436% and due June 2015 and Series 2003-B of U.S.$ 200 bearing annual interest due of 3.748% due in June 2013. The Junior Trust Certificates were issued with complementary terms as the new Senior Trust Certificates as they form a 20% guarantee to the senior trust certificates and expire ratably. These two new issuances complement the initial structured finance export prepayment program commenced in December 2001.

On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of U.S.$ 500 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. On September 18, 2003, the Company issued an additional U.S.$ 250 in Global Notes, which form a single fungible series with the Company's U.S.$ 500 Global Notes due July 2013. The Company used the proceeds from these issuances principally to repay trade-related debt and inter-company loans.

11. Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

The Company’s arrangements with respect to these projects are considered leasing transactions for accounting purposes. The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company’s continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property, plant and equipment and the related obligation as a component of project financing.

The following summarizes the liabilities and the name of the fields where the projects were in progress at September 30, 2003 and December 31, 2002:

	September 30,	December 31,
	2003	2002
Barracuda/Caratinga	1,793	1,481
Cabiúnas	834	673
Marlim	791	635
Espadarte/Voador/Marimbá (EVM)	451	575
Nova Marlim	568	508
Albacora	93	123
Pargo, Carapeba, Garoupa and Cherne (PCGC)	37	44
PDET On shore	1	-
Nova Transportadora do Sudeste	24	-
Nova Transportadora do Nordeste	8	-
	4,600	4,039
Current portion of project financings	(563)	(239)
	4,037	3,800

At September 30, 2003, the long-term portion of project financings becomes due in the following years:

2004	272
2005	1,101
2006	808
2007	544
2008	544
2009 and thereafter	768
4,037

As of September 30, 2003 the amounts of commitments assumed arising from structured projects that will be reflected in future financial statements are presented as follows:

Barracuda/Caratinga	723
Cabiúnas	194
Nova Transportadora do Sudeste	452
Nova Transportadora do Nordeste	576
1,945

12. Capital Leases

The Company leases certain offshore platforms, vessels and thermoelectric plants, which are accounted for as capital leases. At September 30, 2003, these assets had a net book value of U.S.$ 2,701 (U.S.$ 2,499 at December 31, 2002).

The following is a schedule by year of the future minimum lease payments at September 30, 2003:

2003, for the period October 1 to December 31, 2003	87
2004	382
2005	353
2006	306
2007	290
2008	278
2009 and thereafter	625

Estimated future lease payments	2,321

Less amount representing interest at 6.2% to 12.0% annual	(415)
Less amount representing executory costs	(6)
Present value of minimum lease payments	1,900

Less current portion	(317)

Long-term portion	1,583

13. Pension Plan

The determination of the expense and liability relating to the Company’s pension plan involves the use of actuarial assumptions. These include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

The Company, and its actuarial consultants are currently reviewing the basis for estimating the assumed discount rate in light of the recent development of a secondary bond market in Brazil for high-grade long-term government securities. As insufficient evidence was available at December 31, 2002 to support a change, the Company chose not to change the discount rate assumptions. In the event the rate of return offered by these securities (nominal rate of 15.6% at December 31, 2002) is deemed to be consistent with the requirements of SFAS No. 87, and subsequent interpretations for measurement of defined benefit obligations, the Company may adopt different assumptions in the future, which may have a significant impact on the amount of pension liability and expense.

14. Stockholders’ Equity

The Company’s subscribed and fully paid-in capital at September 30, 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares and, at December 31, 2002, consisted of 634,168,418 common shares and 451,935,669 preferred shares.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of U.S.$ 12.76 per share, under the terms of the capital increase approved during the meeting of the Board of Directors of the Company held on November 7, 2002.

The Extraordinary Shareholders’ Meeting, held jointly with the Shareholders’ General Meeting on March 27, 2003, approved an increase in the Company’s capital by capitalizing revenue reserves accrued during previous years, to the amount of US$ 912, without issuing new shares, in accordance with Art. 169, paragraph 1 of Law No. 6404/76.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of U.S.$ 15.65 per share.

The dividends related to the fiscal year ended December 31, 2002, in the amount of U.S.$ 510 (excluding the portion of interest on stockholders’ equity which was made available to shareholders on January 13, 2003), was made available to shareholders on May 5, 2003.

On November 13, 2003, the PETROBRAS Board of Directors approved the distribution of remuneration to stockholders in the form of interest on capital amounting to R$ 3,290 million (U.S.$ 1,125), in accordance with article 8 and 9, of the Company's bylaws, article 9 of Law No. 9249/95 and Decrees 2673/98 and 3381/00. This provision for interest on capital resulted in an income tax benefit in the amount of U.S.$ 357.

This remuneration will be made available to stockholders by February 13, 2004, based on the stockholdings on November 25, 2003, corresponding to R$ 3.00 (U.S.$ 1.03) per common and preferred share, and will be deducted from the dividend calculated on adjusted net income for the 2003 financial year.

15. Basic and Diluted Earnings per Share

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month period ended
	September 30,
	2003	2002
Income before effect of change in accounting principle	4,968	2,238
Cumulative effect of change in accounting principle,net of taxes	697	-
Net income for the period	5,665	2,238
Less priority preferred share dividends	(228)	(70)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(313)	(97)

Remaining net income to be equally allocated to common and preferred shares	5,124	2,071

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	451,935,669
Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	4.53	2.06
After effect of change in accounting principle	5.17	2.06

16. Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A).

On October 17, 2002, the Company signed the Final Share Acquisition Agreement with the Perez Companc family and the Fundación Perez Companc, completing the acquisition of a controlling interest of Perez Companc S.A. (currently known as Petrobras Energia Participaciones S.A – PEPSA), and Petrolera Perez Companc S.A. (currently known as Petrolera Entre Lomas S.A. - PELSA). In October 2002, in accordance with Argentine legislation, the necessary documentation was submitted to the Argentine antitrust agency (CNDC - Comisión Nacional de Defensa de la Competencia) in order to obtain approval for the transaction.

On May 13, 2003, the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaria de la Competencia, la Deregulación y la Defensa del Consumidor), approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA capital stock by PETROBRAS Participações S.L., a company controlled by PETROBRAS. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 58.62% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price to be paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid U.S.$689 in cash and U.S.$338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of U.S.$183 generated by the transaction is attributed principally to downstream activities.

The acquisition of PEPSA and PELSA were recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

(i) Consolidated Income Statements data for the nine month period ended September 30,

	2003		2002
	As reported	Pro forma (unaudited)	As reported	Pro forma (unaudited)
Net operation revenues	22,648	23,195	16,682	17,503
Costs and expenses	(14,277)	(14,649)	(11,439)	(12,026)
Financial expenses, net	117	(64)	(1,122)	(1,743)
Others	(1,268)	(1,237)	(907)	(892)
Income tax expense	(2,014)	(2,023)	(1,350)	(1,288)
Minority interest	(238)	(250)	374	489
Cumulative effect of change in accounting
principles, net of taxes	697	700	-	-
Net income for the period	5,665	5,672	2,238	2,043
Basic and diluted earnings per share	5.17	5.17	2.06	1.88

17. Segment Information

The following presents the Company's assets by segment:

Nine-month period ended September 30, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	1,016	5,574	475	1,678	1,175	8,473	(2,673)	15,718
Cash and cash equivalents	2	468	149	486	18	6,001	-	7,124
Other current assets	1,014	5,106	326	1,192	1,157	2,472	(2,673)	8,594
Investments in non-consolidated companies and other investments	7	366	135	488	22	80	-	1,098
Property, plant and equipment, net	15,824	4,536	2,764	4,170	419	355	(24)	28,044
Non current assets	771	252	1,457	303	195	3,711	(3,189)	3,500
Petroleum and Alcohol Account	-	-	-	-	-	234	-	234
Government securities	-	-	-	-	-	243	-	243
Other assets	771	252	1,457	303	195	3,234	(3,189)	3,023
Total assets	17,618	10,728	4,831	6,639	1,811	12,619	(5,886)	48,360

Nine-month period ended September 30, 2003
International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	688	405	135	79	820	(449)	1,678
Cash and cash equivalents	105	20	2	7	352	-	486
Other current assets	583	385	133	72	468	(449)	1,192

Investments in non-consolidated companies and other investments	130	95	238	2	23	-	488
Property, plant and equipment, net	3,297	564	207	55	47	-	4,170
Non current assets	163	12	1	14	1,706	(1,593)	303
Petroleum and Alcohol Account
Government securities
Other assets	163	12	1	14	1,706	(1,593)	303
Total assets	4,278	1,076	581	150	2,596	(2,042)	6,639

	Year ended December 31, 2002
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	1,181	4,323	819	736	973	3,124	(959)	10,197

Cash and cash equivalents	1	509	16	211	59	2,505	-	3,301
Other current assets	1,180	3,814	803	525	914	619	(959)	6,896

Investments in non-consolidated companies and other investments	7	168	70	11	16	62	-	334

Property, plant and equipment, net	11,611	3,186	1,881	1,024	296	226	-	18,224

Non current assets	385	211	556	1,092	141	1,932	(1,054)	3,263

Petroleum and Alcohol Account	-	-	-	-	-	182	-	182
Government securities	-	-	-	-	-	176	-	176
Other assets	385	211	556	1,092	141	1,574	(1,054)	2,905

Total assets	13,184	7,888	3,326	2,863	1,426	5,344	(2,013)	32,018

	Year ended December 31, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Current assets	374	215	37	109	201	(200)	736

Cash and cash equivalents	90	16	-	35	70	-	211
Other current assets	284	199	37	74	131	(200)	525

Investments in non-consolidated companies and other investments	9	-	-	2	-	-	11

Property, plant and equipment, net	835	126	11	49	3	-	1,024

Non current assets	420	8	(9)	-	1,275	(602)	1,092

Petroleum and Alcohol Account	-	-	-	-	-	-	-
Government securities	-	-	-	-	-	-	-
Other assets	420	8	(9)	-	1,275	(602)	1,092

Total assets	1,638	349	39	160	1,479	(802)	2,863

Revenues and net income by segment are as follows:

	Nine-month period ended September 30, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,722	12,818	858	1,481	5,769			22,648
Inter-segment net operating revenues	10,164	4,933	171	122	101		(15,491)

Net operating revenues	11,886	17,751	1,029	1,603	5,870		(15,491)	22,648

Cost of sales	(4,269)	(14,915)	(755)	(960)	(5,342)		15,183	(11,058)
Depreciation, depletion and amortization	(776)	(280)	(52)	(178)	(21)	(15)		(1,322)
Exploration, including exploratory dry holes	(323)			(15)				(338)
Selling, general and administrative expenses	(103)	(531)	(58)	(138)	(290)	(361)	59	(1,422)
Research and development expenses	(66)	(30)	(8)			(33)		(137)

Costs and expenses	(5,537)	(15,756)	(873)	(1,291)	(5,653)	(409)	15,242	(14,277)

Equity in results of non-consolidated companies		18	54	32		(1)		103
Financial income (expenses), net	(228)	149	(41)	(45)	(56)	380	(42)	117
Employee benefit expense		(1)			(13)	(377)		(391)
Other taxes		(18)	(3)	(11)	(36)	(156)		(224)
Other expenses, net	(119)	(106)	(358)	(16)	24	(181)		(756)

Income (loss) before income taxes and minority interest and accounting change	6,002	2,037	(192)	272	136	(744)	(291)	7,220

Income tax benefits (expense)	(1,984)	(671)	161	(79)	(48)	516	91	(2,014)

Minority interest		(23)	(183)	(31)	(1)			(238)

Income before effect of change in accounting principle	4,018	1,343	(214)	162	87	(228)	(200)	4,968

Cumulative effect of change in accounting principle, net of taxes	697	697

Net income (loss)	4,715	1,343	(214)	162	87	(228)	(200)	5,665

	Nine-month period ended September 30, 2003
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	335	590	105	442	9	-	1,481
Inter-segment net operating revenues	336	500	2	6	-	(722)	122

Net operating revenues	671	1,090	107	448	9	(722)	1,603

Cost of sales	(191)	(1,001)	(71)	(414)	(9)	726	(960)
Depreciation, depletion and amortization	(139)	(31)	(4)	(2)	(2)	-	(178)
Exploration, including exploratory dry holes	(15)	-	-	-	-	-	(15)
Selling, general and administrative expenses	(42)	(20)	(1)	(21)	(54)	-	(138)

Costs and expenses	(387)	(1,052)	(76)	(437)	(65)	726	(1,291)

Equity in results of non-consolidated companies	1	1	(2)	-	32	-	32
Financial income (expenses), net	(40)	(5)	(1)	-	1	-	(45)
Other taxes	(2)	(4)	-	(4)	(1)	-	(11)
Other expenses, net	(27)	6	2	2	1	-	(16)

Income (loss) before income taxes and minority interest	216	36	30	9	(23)	4	272

Income tax benefits (expense)	(57)	-	-	(1)	(21)	-	(79)

Minority interest	1	1	(1)	(1)	(31)	-	(31)

Net income (loss)	160	37	29	7	(75)	4	162

	Nine-month period ended September 30, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,617	9,037	527	710	4,791	-	-	16,682
Inter-segment net operating revenues	7,989	4,013	131	73	72	-	(12,278)	-

Net operating revenues	9,606	13,050	658	783	4,863	-	(12,278)	16,682

Cost of sales	(3,274)	(11,311)	(453)	(583)	(4,366)	-	11,856	(8,131)
Depreciation, depletion and amortization	(1,019)	(279)	(88)	(75)	(52)	(15)	-	(1,528)
Exploration, including exploratory dry holes	(261)	-	-	(40)	-	-	-	(301)
Selling, general and administrative expenses	(86)	(575)	(42)	(66)	(308)	(299)	-	(1,376)
Research and development expenses	(49)	(29)	(4)	-	-	(21)	-	(103)

Costs and expenses	(4,689)	(12,194)	(587)	(764)	(4,726)	(335)	11,856	(11,439)

Equity in results of non-consolidated companies	-	9	7	(25)	-	-	-	(9)
Financial income (expenses), net	(339)	(78)	(401)	44	18	(366)	-	(1,122)
Employee benefit expense	-	-	-	-	-	(345)	-	(345)
Other taxes	-	(14)	(7)	(7)	(26)	(263)	-	(317)
Other expenses, net	(15)	72	(169)	17	(16)	(142)	17	(236)

Income (loss) before income taxes and minority interest	4,563	845	(499)	48	113	(1,451)	(405)	3,214

Income tax benefits (expense)	(1,515)	(300)	(114)	(52)	(37)	534	134	(1,350)

Minority interest	-	(3)	400	(3)	(20)	-	-	374

Net income (loss)	3,048	542	(213)	(7)	56	(917)	(271)	2,238

	Nine-month period ended September 30, 2002
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	59	368	25	258	-	-	710
Inter-segment net operating revenues	150	300	-	22	-	(399)	73

Net operating revenues	209	668	25	280	-	(399)	783

Cost of sales	(56)	(603)	(20)	(303)	-	399	(583)
Depreciation, depletion and amortization	(63)	(9)	-	(3)	-	-	(75)
Exploration, including exploratory dry holes	(40)	-	-	-	-	-	(40)
Selling, general and administrative expenses	(22)	(7)	(1)	(17)	(19)	-	(66)

Costs and expenses	(181)	(619)	(21)	(323)	(19)	399	(764)

Equity in results of non-consolidated companies	-	-	-	-	(25)	-	(25)
Financial income (expenses), net	5	(8)	(4)	-	51	-	44
Other taxes	-	(1)	-	-	-	-	(1)
Other expenses, net	7	(1)	(1)	(6)	12	-	11

	12	(10)	(5)	(6)	38	-	29
Income (loss) before income taxes and Minority interest	40	39	(1)	(49)	19	-	48

Income tax benefits (expense)	(35)	(13)	-	17	(21)	-	(52)

Minority interest	(1)	(2)	-	-	-	-	(3)

Net income (loss)	4	24	(1)	(32)	(2)	-	(7)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2003 and 2002 were as follows:

	Nine-month period ended September 30,

	2003	2002

Exploration and production	2,293	2,239
Supply	1,060	667
Gas and energy	254	281
International
Exploration and production	280	155
Supply	6	5
Distribution	14	-
Gas and energy	13	2
Distribution	79	129
Corporate	115	96

	4,114	3,574

18. Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not predictable.

a) Litigation

The Company is a defendant in numerous legal actions arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

	September 30, 2003	December 31, 2002

Labor claims	18	13
Tax claims	16	13
Civil claims	54	24

	88	50
Contractual contingencies - thermoelectric plants	71	205
Contingencies for joint liability	191	113
Other contingencies	11	-

Total	361	368

Current Contingencies	(71)	-

Long-term Contingencies	290	368

As of September 30, 2003 and December 31, 2002, in accordance with Brazilian law, the Company had paid U.S.$ 541 and U.S.$ 290, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

The Company is a party to several contracts related to the acquisition and upgrade of production Platform P-36, which was lost in its entirety in 2001. Pursuant to those contracts, the Company had an obligation to pay the insurance proceeds to a Security Agent for distribution according to specified clauses established in the contracts. The Company contends that it is entitled to the insurance proceeds under the contractual arrangements, and other parties contend that they are also entitled to such proceeds. The issue is subject to international proceedings in a British court. Pending determination of the issue by the international court, the Company committed to deposit cash collateral in the amount of U.S.$ 175, in order to facilitate the issuance of a guarantee by a Security Agent, for the payment of creditors. At September 30, 2003, this amount was included in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Commitments undertaken by the energy segment

The Company has commitments for the purchase of energy, supply of gas and reimbursement of operating expenses with thermoelectric plants in connection with the Brazilian Government’s Thermoelectric Priority Energy Program, summarized as follows:

(i) Thermoelectric Power Plants of the Merchant type

The Company has a commitment to make contingent payments for the Macaé Merchant, Eletrobolt and Termoceará thermoelectric power plants, for the purpose of reimbursing operating expenses, taxes and the opportunity cost on capital invested if the revenues earned on the sales of energy from these plants are insufficient to cover such costs and expenses. On September 30, 2003, the maximum commitment was approximately U.S.$ 1,539 for the period from 2003 to 2008.

(ii) Thermoelectric Power Plants with energy purchase commitments

In addition the Company has a commitment to supply natural gas for the production of energy at the Termorio, Termobahia, UEG Araucária, FAFEN Energia, Ibiritermo and Nova Piratininga thermoelectric power plants, and to purchase part or all the energy generated by these plants at a price that remunerates invested capital. As of September 30, 2003, the maximum commitment was approximately U.S.$ 1,984 for the period from 2003 to 2025.

Employing a discount rate of 12% per annum, the net present value of the maximum financial exposure as of September 30, 2003 of the energy segment is approximately U.S.$ 1,745

(iii) Contingent financial exposure

As a result of these commitments and based on available information and assumptions with regard to expected actual cash outflow exposures and status of in process contract negotiations to sell energy, the Company's Board of Directors approved the recognition of a provision for thermoelectric financial exposure contingencies amounting to U.S.$ 205 for the fiscal year ended December 31, 2002.

On May 7, 2003, the Executive Board authorized an increase in the above-mentioned accounting provision in the first quarter of 2003, as a result of the fact that planned levels of the expected sales of energy available through the Power Purchase Agreements (PPA’s) in 2003 together with expected levels of technical dispatch from the thermal plants were not realized. The balance of this provision as of September 30, 2003, after deducting the losses incurred in the nine-month period ended on September 30, 2003 was U.S.$ 71 which was recorded as other current liabilities. It is management’s opinion that this provision is sufficient for the 2003 financial year to cover possible losses from the Company’s investments in thermoelectric power plants and related contingency payments. Management has not accrued a loss for financial exposures on thermoelectric contracts for periods subsequent to 2003, as market conditions are too uncertain to allow reasonable estimation of an accrual.

c) Tax Assessments – Internal Revenue Service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 and 1999 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (U.S.$1,066) covering the period from 1999 to 2002. Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (U.S. $ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal.

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

On July 28, 2003, the Company filed an appeal against this most recent tax assessment. No provision has been recorded respective to this claim as the Company believes the claim is without merit.

d) Notification from the INSS – Join liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree 3048/99.

The Company made a provision for this contingency in the amount of U.S.$ 105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote. On September 29, 2003, PETROBRAS received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors’ documentation related to periods subsequent to past notifications. At September 30, 2002, the balance of contingencies associated with this joint liability was U.S.$191.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

e) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO – (Programa de Excelência em Gestão Ambiental e Segurança Operacional). Scheduled to be concluded in December 2003, the Company made expenditures of approximately U.S.$ 2.1 billion from 2000 to September 30, 2003 under this program.

During the nine-month period ended September 30, 2003 and 2002 the Company made expenditures of approximately U.S.$ 515 and U.S.$ 497 respectively, under this program, including U.S.$ 169 and U.S.$ 166 through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which it conducts inspections of, and improvements to, the Company’s pipelines.

19. Subsequent Events

a) Tender for services of development and exploration in Mexico

Pursuant to its strategy to expand international operations, on October 2003 PETROBRAS won the bid for the provision of services relating to the development and exploration of the Cuervito block in the Burgos Basin, in northeastern Mexico.

PETROBRAS was awarded a contract as part of a consortium in which it participates as operator. The Company has a 45% share and partners with Japan’s Teikoku and Mexico’s Diavaz,, who have 40% and 15% interests, respectively.

The Multiple Services Contracts are being offered by Pemex Exploración y Producción through an international Call for Tender for development and production of natural gas reserves. The contracts envision investments of up to US$260 million over 15 years.

The Cuervito block, located in the central part of the Burgos Basin, southwest of Reynosa city, has an area of 231 square kilometers. Six fields have already been discovered in this area, with the main production coming from the Cuervito and Pamorana fields.

b) Increase in the Interest in Termorio S.A.

On October 30, 2003, the Board of Directors of PETROBRAS approved the acquisition, by PETROBRAS, of a 7.0% stake in Termorio S.A. held by PRS Engenharia Ltda in Termorio S.A., for the amount of U.S.$ .05, thereby increasing to 50% the Company’s ownership in Termorio S.A.

c) Funding by PESA

On October 31, 2003, Petrobras Energía S.A. – PESA, a subsidiary of PETROBRAS in Argentina, issued U.S.$100 in Notes – Series R maturing in 10 years, with interest payable semiannually and a 9.5% annual yield.

The issue is part of a financing program and consolidates PESA’s financial profile through the long-term refinancing of short-term liabilities and represents a major milestone for PESA as it indicates a return of Petrobras Energía to international capital markets.

d) Change in the corporate name of Petrobras Energia Ltda.

On November 6, 2003, the Executive Board of PETROBRAS approved the change in the corporate name of its Brazilian subsidiary responsible for the commercialization of electric power from Petrobras Energia Ltda. to Petrobras Comercializadora de Energia Ltda. This change is aimed at avoiding possible misunderstandings with regard to transactions carried out by Petrobras Energia Participaciones S/A, which operates in Argentina.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.